*AB 3/25


13031407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG PACTUAL US CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVENUE, 57TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAYNA CORLITO (212) 293-4619
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address), NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 22 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, FREDERICO MONNERAT ARAUJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG PACTUAL US CAPITAL, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES L. OLENCKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01OL6263325
Qualified in Westchester County
My Commission Expires June 11, 2016

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2012
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
BTG Pactual US Capital, LLC

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTG Pactual US Capital, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 28, 2013

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets		
Cash and cash equivalents	$	44,667
Due from brokers, clearing organizations and others		121,657
Due from affiliates, net		11,498
Other assets		497
Total assets	$	178,319
Liabilities and member's equity		
Due to brokers, clearing organizations and others	$	18,333
Due to affiliates		2,017
Accounts payable and accrued expenses		8,397
		28,747
Member's equity:		
Member's capital		162,311
Accumulated losses		(12,739)
Total member's equity		149,572
Total liabilities and member's equity	$	178,319

See accompanying notes.

BTG Pactual US Capital, LLC

Notes to the Statement of Financial Condition

December 31, 2012
(In Thousands)

1. Organization

BTG Pactual US Capital, LLC (the "Company" or "BTG") is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. Through August 31, 2011, the Company was a wholly owned subsidiary of BTG Pactual Global Asset Management, which was a wholly owned subsidiary of BTG Investments LP ("BTGI"). On September 1, 2011, BTG Pactual Holding Internacional S.A. (a wholly owned subsidiary of Banco BTG Pactual S.A.) acquired 100% of the shares of the Company. On December 28, 2011, the Company converted from a corporation to a limited liability company and, on January 2, 2012, was acquired by BTG Pactual NY Corporation — a newly incorporated entity in the State of New York, which is a wholly owned subsidiary of BTG Pactual Holding Internacional S.A.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions in Brazil, and Citigroup Global Markets Limited to clear transactions in other Latin America countries. BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates. For this reason, BTG has entered into "Transfer Pricing" arrangements with, in the case of Brazilian securities, its Brazilian affiliates to execute and assist in settlement of trades on behalf of its customers.

In addition to its brokerage activities, BTG also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory in mergers and acquisitions.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash and cash equivalents. Cash on deposits with financial institutions may, at times, exceed federal insurance limits. Cash and cash equivalents are primarily invested in money market funds. Fair value for cash invested in money market funds are based on quoted prices in active markets for identical securities and thus classified as Level 1 within US GAAP's fair value hierarchy.

Fair Value

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value or because of their short-term nature, approximate fair value.

Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

The fair value of securities owned, and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

As of December 31, 2012, there were no securities owned and no securities sold, but not yet purchased in the statement of financial condition.

Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

As of December 31, 2012, the Company exposure to foreign currencies (primarily Brazilian Real and Chilean Peso) was as follows:

Assets:		
Cash and cash equivalents	$	637
Due from brokers, clearing organizations and others		4,112
Due from affiliates		1,029

Receivables and Payables to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The balance also includes payables to customers as it relates to customer fails to receive. At December 31, 2012, amounts receivable from and payable to brokers, dealers and clearing organizations include:

	Receivables	Payables
Securities failed to deliver/receive	$ 6,695	$ 11,991
Clearing organizations	96,623	83
Customer receivable/payable	18,339	6,259
Total	$ 121,657	$ 18,333

Income Taxes

Upon conversion to a limited liability company on December 28, 2011, as discussed in Note 1, BTG elected to be classified as an association taxable as a corporation. Subsequently, on January 2, 2012, in connection with the acquisition by BTG Pactual NY Corporation, the Company elected to be treated as a single member LLC, disregarded as a separate entity for tax purposes. As a result, BTG filed a one-day return as its final return, ceasing to exist as a taxpayer.

In accordance with ASC 740, *Income Taxes*, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate statement of financial condition.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to recognize in the statement of financial condition.

(In Thousands)

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2012, the Company had net capital of $103,035, which was $102,785 in excess of the minimum net capital required.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under Sections (k)(2)(i) and (ii), and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Accounts Payable and Accrued Expenses

At December 31, 2012, accounts payable and accrued expenses include:

Accrued compensation	$	7,198
Other accruals		1,199
Total	$	8,397

5. Income Taxes

At December 31, 2012, the deferred tax asset allocated to the Company of $218 was recorded within other assets in the statement of financial condition. The deferred tax asset consisted primarily of unrealized losses, deferred rent, and depreciation and amortization. There were no deferred tax liabilities allocated to the Company as of December 31, 2012. During 2012, the Parent realized the entirety of BTG's federal, state and local net operating loss carryforwards in the amount of $9,279, $6,719 and $6,705, respectively.

As of December 31, 2012, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10. The Company is not currently under any federal, state or local examinations regarding income taxes, and remains open to examination for the years ended December 31, 2009, 2010, and 2011.

(In Thousands)

6. Concentration of Credit Risk

At December 31, 2012, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2012, 58% of our cash and cash equivalents are deposited with JP Morgan Chase Bank, N.A. – NY and 42% with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch.

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2012, 57% of such receivables are from Pershing LLC, and 37% from Citigroup Global Markets Limited.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2012.

The Company agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no amounts to be indemnified to the clearing broker for these customer accounts.

(In Thousands)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related-party transactions included in the statement of financial condition as of December 31, 2012 are as follows:

Due from affiliates:		
Placement fees	Banco BTG Pactual S.A.	$ 753
Referral fees	Banco BTG Pactual S.A.	56
Referral fees	Celfin Capital S.A. Corredores de Bolsa	146
Commission receivable – Brazilian trades	BTG Pactual CTVM S.A.	130
Income Tax	BTG Pactual NY Corp	10,176
Other		237
		11,498
Due to affiliates:		
Commission payable	BTG Pactual Europe LLC	70
Referral fees	BTG Pactual Europe LLC	32
Underwriting fees	Banco BTG Pactual S.A.	98
Advisory fees	Celfin Capital Servicios Financieros S.A.	1,550
Expense sharing	BTG Pactual Asset Management US, LLC	229
Other		38
		2,017

On January 2, 2012, BTGI had executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTGI, unconditionally and irrevocably guarantees, the prompt payment of the Company's present or future obligations to its clients, as of and when they fall due. The guarantee agreement expires on January 2, 2014.

9. Contingencies

The Company is not involved in any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's statement of financial condition.

(In Thousands)

9. Contingencies (continued)

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, if any, and were subsequently settled had no material effect on the statement of financial condition as of that date.

10. Deferred Compensation

The Company entered into deferred compensation plans with various key employees, with a grant date of December 1, 2009 and a vesting date of February 1, 2012. Under the terms of these plans, the employees were entitled to be paid a total amount of $9,477 on the vesting date as long as employees continue to be in service on the vesting date. The liability payable at the vesting date was recognized ratably over the period starting from the grant date through the vesting date. On February 13, 2012, the full amount was paid.

11. Subsequent Events

ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through February 28, 2013, the issuance date of the statement of financial condition.

Ernst & Young LLP

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